RODEO CREEK GOLD SEEKS TO UNILATERALLY CANCEL AGREEMENT WITH
QUEENSTAKE RESOURCES USA

Vancouver, BC – April 13, 2010 – Yukon-Nevada Gold Corp. (or “the Company”) (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Robert Baldock, President and CEO of the Company wishes to advise the market about the status of an agreement which was entered into in October, 2009, between Rodeo Creek Gold, Inc. (“RCG”) and Queenstake Resources USA, Inc. (“Queenstake”), a wholly owned subsidiary of Yukon-Nevada Gold Corp., which contemplated that Queenstake would treat ore from RCG’s Hollister mine on a toll basis at the Jerritt Canyon milling and treatment facility in Nevada. The agreement also contemplated other treatment processes would be carried out by Queenstake for RCG and included a first right of refusal to purchase the Hollister gold mine, should RCG decide to dispose of the mine in the future.

Immediately following the signing of the agreement, RCG commenced hauling ore to Jerritt Canyon for treatment. Approximately one week later, however, RCG advised the Company it did not intend to honor the agreement. RCG further advised Queenstake not to treat any of its ore and has refused to send an observer to Jerritt Canyon, as required by the agreement, to observe weighing and treatment of the ore. The Company therefore cannot continue and has been forced to refrain from treating the Hollister ore.

The Company and Queenstake have attempted to negotiate with RCG to resolve the differences between the parties, but the discussions have been unsuccessful. The Company has advised RCG that it considers the agreement to be in full force and effect, that it holds RCG in default of the agreement and is considering its position.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.